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EXHIBIT 11

                       KAUFMAN AND BROAD HOME CORPORATION
            STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (LOSS)
              (In Thousands Except Per Share Amounts - Unaudited)

                                    Nine Months Ended       Three Months Ended
                                        August 31,               August 31,
                                    --------------------    --------------------

                                       1997      1996         1997       1996
                                    --------    --------    --------   ---------
PRIMARY:

Net income (loss)                  $30,312      $(81,129)    $15,163    $ 13,267
                                   =======      ========     =======    ========

Weighted average common shares
  outstanding                       38,857        35,975      38,907      38,868
Weighted average Series B
  convertible preferred
  shares(1)                             --         2,884          --          --
Common share equivalents:
  Stock options                        996           853       1,292         924
                                    ------      --------     -------    --------

                                    39,853        39,712      40,199      39,792
                                    ======      ========     =======    ========

PRIMARY EARNINGS (LOSS)
  PER SHARE(2)                     $   .76      $  (2.04)    $   .38    $    .33
                                   =======      ========     =======    ========

FULLY DILUTED:

Net income (loss)                  $30,312      $(81,129)    $15,163    $ 13,267
                                   =======      ========     =======    ========

Weighted average common shares
  outstanding                       38,857        35,975      38,907      38,868
Weighted average Series B
  convertible preferred
  shares(1)                             --         2,884         --          --
Common share equivalents:
  Stock options                      1,380           853       1,400         924
                                   -------      --------     -------    --------

                                    40,237        39,712      40,307      39,792
                                   =======      ========     =======    ========

FULLY DILUTED EARNINGS (LOSS)      $   .75      $  (2.04)    $   .38    $    .33
  PER SHARE(2),(3)                 =======      ========     =======    ========

--------

(1) Each of the 1,300 Series B convertible preferred shares were convertible into five shares of common stock. On the mandatory conversion date of April 1, 1996, each of the Company's 6,500 depository shares, each representing 1/5 of a Series B convertible preferred share was converted into one share of the Company's common stock.

(2) If, for purposes of calculating primary and fully diluted earnings per share, the Series B convertible preferred shares were excluded from the weighted average shares outstanding and the related dividends deducted from net income, the computations would have resulted in both a primary and fully diluted loss per share of $2.34 for the nine months ended August 31, 1996. This computation is not applicable for the three months ended August 31, 1996 or the three and nine months ended August 31, 1997 due to the conversion of the Series B convertible preferred shares into common stock in April 1996.

(3) Fully diluted earnings per share is not disclosed in the Company's consolidated financial statements since the maximum dilutive effect is not material.




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